                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K


X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the fiscal year ended: December 31, 1998

                                      OR

       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from     to     .

       Commission file number: 1-9813




                GENENTECH, INC. TAX REDUCTION INVESTMENT PLAN
                          (Full title of the Plan)


                              GENENTECH, INC.
         (Name of issuer of the securities held pursuant to the Plan)

              1 DNA Way, South San Francisco, California  94080
            (Address of principal executive offices and zip code)

                   Genentech, Inc. Tax Reduction Investment Plan
                           Index to Financial Statements


                   Item                                              Page No.
--------------------------------------------------------             --------

Statements of Net Assets Available for Benefits with Fund
  Information at December 31, 1998 and 1997                             3-5

Statements of Changes in Net Assets Available
  for Benefits with Fund Information for Years Ended
  December 31, 1998 and 1997                                            6-9

Notes to Financial Statements                                          10-20

Report of Ernst & Young LLP, Independent Auditors                         21

Signatures                                                                22

Supplemental Schedules for the Year Ended December 31, 1998:
  Schedule I  -  Schedule of Assets Held for Investment Purposes       23-24
  Schedule II -  Schedule of Reportable Transactions                      25

                      Genentech, Inc. Tax Reduction Investment Plan
         Statement of Net Assets Available for Benefits with Fund Information
                                   December 31, 1998

                                                     FIDELITY       FIDELITY
                       GENENTECH      FIDELITY       GROWTH         GROWTH &       FIDELITY
                       COMMON         MAGELLAN       COMPANY        INCOME         INTERMEDIATE
                       STOCK FUND(2)  FUND(1)        FUND(1)        PORTFOLIO(1)   BOND FUND(1)
                       -----------    -----------    -----------    -----------    -----------
ASSETS:

Investments, at
  fair value           $12,724,353    $58,505,405    $28,059,164    $55,766,205    $ 3,961,821

Contribution
  receivable from
   Genentech, Inc.         384,825      1,524,872      1,138,365      1,632,133          1,815
                       -----------    -----------    -----------    -----------    -----------

Net assets
  available for
   benefits            $13,109,178    $60,030,277    $29,197,529    $57,398,338    $ 3,963,636
                       ===========    ===========    ===========    ===========    ===========


                                                    FIDELITY       FIDELITY       FIDELITY
                       FIDELITY       FIDELITY      ASSET          ASSET          ASSET
                       OVERSEAS       BALANCED      MANAGER        MANAGER:       MANAGER:
                       FUND(1)        FUND(1)       FUND(1)        GROWTH FUND(1) INCOME FUND(1)
                       -----------    ----------    -----------    -----------    -----------
ASSETS:

Investments, at
  fair value           $ 6,525,200    $19,871,145    $ 2,224,841    $ 3,583,391    $   631,492

Contribution
  receivable from
   Genentech, Inc.           1,207          2,050            194          1,534            412
                       -----------    -----------    -----------    -----------    -----------
Net assets
  available for
   benefits            $ 6,526,407    $19,873,195    $ 2,225,035    $ 3,584,925    $   631,904
                       ===========    ===========    ===========    ===========    ===========


                       FIDELITY       FIDELITY       PIMCO          MAS            NEUBERGER &
                       RETIREMENT     SPARTAN        TOTAL          HIGH           BERMAN
                       MONEY MARKET   U.S. EQUITY    RETURN         YIELD          GENESIS
                       PORTFOLIO(1)   INDEX FUND(1)  FUND(1)        PORTFOLIO(1)   TRUST(1)
                       -----------    -----------    -----------    -----------    -----------
ASSETS:

Investments, at
  fair value           $13,989,413    $21,449,600    $   919,321    $   281,349    $   702,452

Contribution
  receivable from
   Genentech, Inc.         507,072        807,547        205,604         11,095         47,812
                       -----------    -----------    -----------    -----------    -----------
Net assets
  available for
   benefits            $14,496,485    $22,257,147    $ 1,124,925    $   292,444    $   750,264
                       ===========    ===========    ===========    ===========    ===========


                      Genentech, Inc. Tax Reduction Investment Plan
         Statement of Net Assets Available for Benefits with Fund Information
                                   December 31, 1998

                       INVESCO
                       TOTAL          JANUS
                       RETURN         WORLDWIDE      PARTICIPANT
                       FUND(1)        FUND(1)        LOANS          TOTAL
                       -----------    -----------    -----------    ------------
ASSETS:

Investments, at
  fair value           $ 1,309,198    $ 2,179,825    $ 4,749,358    $237,433,533

Contribution
  receivable from
   Genentech, Inc.         662,983        416,196              0       7,345,716
                       -----------    -----------    -----------    ------------
Net assets
  available for
   benefits            $ 1,972,181    $ 2,596,021    $ 4,749,358    $244,779,249
                       ===========    ===========    ===========    ============

(1)  Fund shares are in registered investment companies.
(2)  A unitized stock fund.


                                     See accompanying notes.

                      Genentech, Inc. Tax Reduction Investment Plan
         Statement of Net Assets Available for Benefits with Fund Information
                                   December 31, 1997

                                                     FIDELITY       FIDELITY
                       GENENTECH      FIDELITY       GROWTH         GROWTH &       FIDELITY
                       COMMON         MAGELLAN       COMPANY        INCOME         INTERMEDIATE
                       STOCK FUND(2)  FUND(1)        FUND(1)        PORTFOLIO(1)   BOND FUND(1)
                       -----------    -----------    -----------    -----------    -----------
ASSETS:

Investments, at
  fair value           $ 8,888,380    $42,752,024    $22,633,377    $41,214,011    $ 3,550,836

Contribution
  receivable from
   Genentech, Inc.         351,640      1,417,772      1,000,970      1,474,291        175,466
                       -----------    -----------    -----------    -----------    -----------
Net assets
  available for
   benefits            $ 9,240,020    $44,169,796    $23,634,347    $42,688,302    $ 3,726,302
                       ===========    ===========    ===========    ===========    ===========


                                                     FIDELITY       FIDELITY       FIDELITY
                       FIDELITY       FIDELITY       ASSET          ASSET          ASSET
                       OVERSEAS       BALANCED       MANAGER        MANAGER:       MANAGER:
                       FUND(1)        FUND(1)        FUND(1)        GROWTH FUND(1) INCOME FUND(1)
                       -----------    -----------    -----------    -----------    -----------
ASSETS:

Investments, at
  fair value           $ 6,371,403    $17,692,544    $ 1,712,971    $ 2,761,351    $   561,511

Contribution
  receivable from
   Genentech, Inc.         332,306        534,069         94,157        182,941         32,191
                       -----------    -----------    -----------    -----------    -----------

Net assets
  available for
   benefits            $ 6,703,709    $18,226,613    $ 1,807,128    $ 2,944,292    $   593,702
                       ===========    ===========    ===========    ===========    ===========


                       FIDELITY       FIDELITY
                       RETIREMENT     SPARTAN
                       MONEY MARKET   U.S. EQUITY    PARTICIPANT
                       PORTFOLIO(1)   INDEX FUND(1)  LOANS          TOTAL
                       -----------    -----------    -----------    ------------
ASSETS:

Investments, at
  fair value           $12,205,141    $11,878,056    $ 4,571,014    $176,792,619

Contribution
  receivable from
   Genentech, Inc.         502,254        571,775              0       6,669,832
                       -----------    -----------    -----------    ------------
Net assets
  available for
   benefits            $12,707,395    $12,449,831    $ 4,571,014    $183,462,451
                       ===========    ===========    ===========    ============

(1)  Fund shares are in registered investment companies.
(2)  A unitized stock fund.

                                     See accompanying notes.


                           Genentech, Inc. Tax Reduction Investment Plan
         Statement of Changes in Net Assets Available for Benefits with Fund Information
                                   Year Ended December 31, 1998

                                                        FIDELITY       FIDELITY
                          GENENTECH      FIDELITY       GROWTH         GROWTH &       FIDELITY
                          COMMON         MAGELLAN       COMPANY        INCOME         INTERMEDIATE
                          STOCK FUND     FUND           FUND           PORTFOLIO      BOND FUND
                          -----------    -----------    -----------    -----------    -----------
Investment income:
  Interest and dividends  $         0    $ 2,709,313    $ 1,960,585    $ 2,959,008    $   256,128
  Realized/unrealized
   gain (loss), net         2,982,770     12,007,895      4,101,097      9,163,353         38,573
                          -----------    -----------    -----------    -----------    -----------
    Total investment
      income                2,982,770     14,717,208      6,061,682     12,122,361        294,701

Contributions:
  Basic                       794,308      3,502,427      2,558,355      4,020,861        398,426
  Rollover                    309,795        448,567        237,890        769,875         84,655
  Employer match              384,825      1,529,080      1,141,006      1,633,710          2,109
                          -----------    -----------    -----------    -----------    -----------
    Total contributions     1,488,928      5,480,074      3,937,251      6,424,446        485,190

Distributions                (803,017)    (2,929,529)    (1,744,053)    (2,968,113)      (297,842)
Administrative fees            (8,113)       (15,375)        (3,550)        (2,800)          (212)
Transfers between funds       208,590     (1,391,897)    (2,688,148)      (865,858)      (244,503)
                          -----------    -----------    -----------    -----------    -----------
Net change
  during the year           3,869,158     15,860,481      5,563,182     14,710,036        237,334
Net assets available
  for benefits:
    Beginning of year       9,240,020     44,169,796     23,634,347     42,688,302      3,726,302
                          -----------    -----------    -----------    -----------    -----------
    End of year           $13,109,178    $60,030,277    $29,197,529    $57,398,338    $ 3,963,636
                          ===========    ===========    ===========    ===========    ===========


                                                        FIDELITY       FIDELITY       FIDELITY
                          FIDELITY       FIDELITY       ASSET          ASSET          ASSET
                          OVERSEAS       BALANCED       MANAGER        MANAGER:       MANAGER:
                          FUND           FUND           FUND           GROWTH FUND    INCOME FUND
                          -----------    -----------    -----------    -----------    -----------
Investment income:
  Interest and dividends  $   130,717    $ 2,057,704    $   420,360    $   529,046    $    55,026
  Realized/unrealized
   gain (loss), net           596,451      1,481,823        (95,956)        17,898          3,575
                          -----------    -----------    -----------    -----------    -----------
    Total investment
     income                   727,168      3,539,527        324,404        546,944         58,601

Contributions:
  Basic                       812,352      1,181,342        247,827        536,181         93,578
  Rollover                     44,776         93,228         98,861        242,263         21,149
  Employer match                4,948          4,048          1,160          1,535            412
                          -----------    -----------    -----------    -----------    -----------
    Total contributions       862,076      1,278,618        347,848        779,979        115,139

Distributions                (564,289)    (1,140,238)       (92,465)      (173,656)       (25,478)
Administrative fees               (25)          (925)          (225)          (113)             0
Transfers between funds    (1,202,232)    (2,030,400)      (161,655)      (512,521)      (110,060)
                          -----------    -----------    -----------    -----------    -----------
Net change
  during the year            (177,302)     1,646,582        417,907        640,633         38,202
Net assets available
  for benefits:
    Beginning of year       6,703,709     18,226,613      1,807,128      2,944,292        593,702
                          -----------    -----------    -----------    -----------    -----------
    End of year           $ 6,526,407    $19,873,195    $ 2,225,035    $ 3,584,925    $   631,904
                          ===========    ===========    ===========    ===========    ===========

                           Genentech, Inc. Tax Reduction Investment Plan
         Statement of Changes in Net Assets Available for Benefits with Fund Information
                                   Year Ended December 31, 1998

                          FIDELITY       FIDELITY       PIMCO          MAS            NEUBERGER &
                          RETIREMENT     SPARTAN        TOTAL          HIGH           BERMAN
                          MONEY MARKET   U.S. EQUITY    RETURN         YIELD          GENESIS
                          PORTFOLIO      INDEX FUND     FUND           PORTFOLIO      TRUST
                          -----------    -----------    -----------    -----------    -----------
Investment income:
  Interest and dividends  $   655,107    $   370,680    $    38,293    $    10,858    $    11,110
  Realized/unrealized
   gain (loss), net                 0      3,909,952        (30,968)           973         17,650
                          -----------    -----------    -----------    -----------    -----------
    Total investment
     income                   655,107      4,280,632          7,325         11,831         28,760

Contributions:
  Basic                       939,098      1,945,725         21,952          3,287         11,608
  Rollover                    143,485        478,539          3,608         22,229          8,274
  Employer Match              507,072        808,550        205,604         11,095         47,812
                          -----------    -----------    -----------    -----------    -----------
    Total contributions     1,589,655      3,232,814        231,164         36,611         67,694

Distributions              (1,461,551)      (884,111)             0              0              0
Administrative fees            (1,437)          (400)             0              0              0
Transfers between funds     1,007,316      3,178,381        886,436        244,002        653,810
                          -----------    -----------    -----------    -----------    -----------
Net change
  during the year           1,789,090      9,807,316      1,124,925        292,444        750,264
Net assets available
  for benefits:
    Beginning of year      12,707,395     12,449,831              0              0              0
                          -----------    -----------    -----------    -----------    -----------
    End of year           $14,496,485    $22,257,147    $ 1,124,925    $   292,444    $   750,264
                          ===========    ===========    ===========    ===========    ===========


                          INVESCO
                          TOTAL          JANUS
                          RETURN         WORLDWIDE      PARTICIPANT
                          FUND           FUND           LOANS          TOTAL
                          -----------    -----------    -----------    -----------
Investment income:
  Interest and dividends  $    31,719    $     7,316    $   450,587    $ 12,653,557
  Realized/unrealized
   gain, net                   28,827        263,891              0      34,487,804
                          -----------    -----------    -----------    ------------
    Total investment
     income                    60,546        271,207        450,587      47,141,361

Contributions:
  Basic                        57,866         48,315              0      17,173,508
  Rollover                      2,565         68,151              0       3,077,910
  Employer match              662,983        416,196              0       7,362,145
                          -----------    -----------    -----------    ------------
    Total contributions       723,414        532,662              0      27,613,563

Distributions                       0              0       (320,597)    (13,404,939)
Administrative fees                 0            (12)             0         (33,187)
Transfers between funds     1,188,221      1,792,164         48,354               0
                          -----------    -----------    -----------    ------------
Net change
  during the year           1,972,181      2,596,021        178,344      61,316,798
Net assets available
  for benefits:
    Beginning of year               0              0      4,571,014     183,462,451
                          -----------    -----------    -----------    ------------
    End of year           $ 1,972,181    $ 2,596,021    $ 4,749,358    $244,779,249
                          ===========    ===========    ===========    ============

                                     See accompanying notes.

                           Genentech, Inc. Tax Reduction Investment Plan
         Statement of Changes in Net Assets Available for Benefits with Fund Information
                                  Year Ended December 31, 1997

                                                        FIDELITY       FIDELITY
                          GENENTECH      FIDELITY       GROWTH         GROWTH &       FIDELITY
                          COMMON         MAGELLAN       COMPANY        INCOME         INTERMEDIATE
                          STOCK FUND     FUND           FUND           PORTFOLIO      BOND FUND
                          -----------    -----------    -----------    -----------    -----------
Investment income:
  Interest and dividends  $         0    $ 2,750,590    $ 2,145,451    $ 1,818,911    $   202,838
  Realized/unrealized
   gain, net                1,064,766      6,176,380      1,317,558      7,244,757         31,914
                          -----------    -----------    -----------    -----------    -----------
    Total investment
      income                1,064,766      8,926,970      3,463,009      9,063,668        234,752

Contributions:
  Basic                       753,851      3,090,832      2,466,941      3,262,951        346,819
  Rollover                     74,297        524,508        594,466        876,250         73,487
  Employer match              351,706      1,417,772      1,000,970      1,474,290        175,466
                          -----------    -----------    -----------    -----------    -----------
    Total contributions     1,179,854      5,033,112      4,062,377      5,613,491        595,772

Distributions                (580,069)    (2,207,055)    (1,251,010)    (1,781,627)      (104,830)
Administrative fees            (6,879)       (10,596)        (2,875)        (1,600)          (262)
Transfers between funds    (1,196,910)    (2,066,529)      (941,140)     1,489,577        (92,289)
                          -----------    -----------    -----------    -----------    -----------
Net change
  during the year             460,762      9,675,902      5,330,361     14,383,509        633,143
Net assets available
  for benefits:
    Beginning of year       8,779,258     34,493,894     18,303,986     28,304,793      3,093,159
                          -----------    -----------    -----------    -----------    -----------
    End of year           $ 9,240,020    $44,169,796    $23,634,347    $42,688,302    $ 3,726,302
                          ===========    ===========    ===========    ===========    ===========


                                                        FIDELITY       FIDELITY       FIDELITY
                          FIDELITY       FIDELITY       ASSET          ASSET          ASSET
                          OVERSEAS       BALANCED       MANAGER        MANAGER:       MANAGER:
                          FUND           FUND           FUND           GROWTH FUND    INCOME FUND
                          -----------    -----------    -----------    -----------    -----------
Investment income:
  Interest and dividends  $   315,655    $ 2,137,796    $   150,048    $   288,624    $    35,605
  Realized/unrealized
   gain, net                  260,194      1,197,001        175,607        199,601         20,246
                          -----------    -----------    -----------    -----------    -----------
    Total investment
     income                   575,849      3,334,797        325,655        488,225         55,851

Contributions:
  Basic                       786,540      1,169,646        232,970        421,800         80,368
  Rollover                    162,672        105,177         27,903        116,327          9,704
  Employer match              332,306        534,842         94,288        182,942         32,191
                          -----------    -----------    -----------    -----------    -----------
    Total contributions     1,281,518      1,809,665        355,161        721,069        122,263

Distributions                (360,071)      (608,106)       (92,999)      (144,742)       (26,766)
Administrative fees               (50)          (625)          (113)          (100)             0
Transfers between funds       118,728       (988,519)      (173,776)       354,466        (57,669)
                          -----------    -----------    -----------    -----------    -----------
Net change
  during the year           1,615,974      3,547,212        413,928      1,418,918         93,679
Net assets available
  for benefits:
    Beginning of year       5,087,735     14,679,401      1,393,200      1,525,374        500,023
                          -----------    -----------    -----------    -----------    -----------
    End of year           $ 6,703,709    $18,226,613    $ 1,807,128    $ 2,944,292    $   593,702
                          ===========    ===========    ===========    ===========    ===========

                           Genentech, Inc. Tax Reduction Investment Plan
         Statement of Changes in Net Assets Available for Benefits with Fund Information
                                   Year Ended December 31, 1997


                          FIDELITY       FIDELITY
                          RETIREMENT     SPARTAN
                          MONEY MARKET   U.S. EQUITY    PARTICIPANT
                          PORTFOLIO      INDEX FUND     LOANS          TOTAL
                          -----------    -----------    -----------    ------------
Investment income:
  Interest and dividends  $   632,790    $   236,710    $   406,602    $ 11,121,620
  Realized/unrealized
   gain, net                        0      2,203,451              0      19,891,475
                          -----------    -----------    -----------    ------------
    Total investment
     income                   632,790      2,440,161        406,602      31,013,095

Contributions:
  Basic                     1,044,944      1,207,435              0      14,865,097
  Rollover                    246,640        635,082              0       3,446,513
  Employer match              502,926        571,775              0       6,671,474
                          -----------    -----------    -----------    ------------
    Total contributions     1,794,510      2,414,292              0      24,983,084

Distributions              (1,154,113)      (619,367)      (218,297)     (9,149,052)
Administrative fees            (1,287)          (237)             0         (24,624)
Transfers between funds       304,490      2,193,438      1,056,133               0
                          -----------    -----------    -----------    ------------
Net change
  during the year           1,576,390      6,428,287      1,244,438      46,822,503
Net assets available
  for benefits:
    Beginning of year      11,131,005      6,021,544      3,326,576     136,639,948
                          -----------    -----------    -----------    ------------
    End of year           $12,707,395    $12,449,831    $ 4,571,014    $183,462,451
                          ===========    ===========    ===========    ============



                                     See accompanying notes.


                     Genentech, Inc. Tax Reduction Investment Plan
                           Notes to Financial Statements

(1)   Description of the Plan:

  The following description of the Genentech, Inc. Tax Reduction Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  The Plan was established, effective January 1, 1985, by Genentech, Inc. (the Company) for the benefit of eligible employees of the Company in order to provide them with a means of supplementing their retirement income on a tax-favored basis, an incentive to continue and increase their efforts to contribute to the success of the Company, and an opportunity to acquire an equity interest in the Company. The Plan accomplishes this through a savings program that is based on systematic salary reductions. The employee's salary is reduced by the amount elected to be saved on a pre-tax basis. The "deferred" part of the employee's salary is then invested by the Plan. An individual employee's account is credited with earnings or losses on a pro rata basis as the actual investment funds report their earnings performance.

  Individuals eligible to participate under the Plan must be employees of the Company or employees of an affiliate of the Company that adopts the Plan with the approval of the Board of Directors. However, the following employees or classes of employees are not eligible to participate: (i) any employee who is classified as temporary by the Company, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (ii) any part-time employee normally scheduled to work less than 20 hours per week, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (iii) any employee who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining; (iv) any individual employed by any corporation or other business entity that is merged or liquidated into the Company, unless the Company designates such employees as eligible employees; (v) any employee paid from a non-U.S. payroll; or (vi) any employee classified or treated as an independent contractor, consultant, leased employee (as defined under the Internal Revenue Code of 1986, as amended (the Code)), or an employee of an employment agency or other entity, even if subsequently determined to have been a common-law employee of the Company.

  The Board of Directors of the Company has the right under the Plan to alter, amend or terminate the Plan, or any part thereof, in such a manner as it may determine. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and nonforfeitable. The balances credited to their accounts would remain with the Plan trustee until they become distributable in accordance with the Plan.

  The Company matches a portion of employee contributions, up to a maximum of 4% of a participant's eligible compensation (the Match). The Match is effective December 31st of each year (the Effective Date) and contributions under the Match are fully vested at that time. The Match is funded in the first quarter of the subsequent year. In the first quarter of 1999 and 1998, the Company contributed approximately $7.4 million and $6.7 million, respectively, to the Plan in accordance with the terms of the Plan.

The Plan trustee is Fidelity Management Trust Company (the Plan Trustee).
All amounts contributed to the Plan are deposited in a trust account with the Plan Trustee. The Plan Trustee's fees and expenses are paid by the Company and are not charged to the Plan. Accounts of terminated employees who continue to hold an account under the Plan as non-employee participants are charged an annual fee of $50.00 by the Company. The Plan Trustee has blanket bond insurance covering the full market value of the securities and investments of which it has custody.

Effective as of May 8, 1996, the Company changed the mechanics of its Genentech Common Stock Fund (the Stock Fund) to a unitized fund that assigns units to participants rather than shares of the Company's stock. These units represent a proportionate interest in all of the assets of the Stock Fund, which includes shares of the Company's callable putable common stock (Special Common Stock) and a small percentage (approximately 2%, although the percentage may vary over time) in short-term investments. A net asset value per unit will be determined daily for each unit outstanding in the Stock Fund. The return earned by the Stock Fund will represent a combination of the dividends paid on the shares of the Company's Special Common Stock (the Company's Special Common Stock currently does not pay a dividend) held by the Stock Fund, gains or losses realized on sales of the Company's Special Common Stock, appreciation or depreciation in the market price of those shares owned, and interest on the short-term investments held by the Stock Fund.

On May 21, 1997, the Plan employee eligibility provisions were amended (retroactively effective to January 1, 1985) to clarify that independent contractors, consultants, leased employees (as defined in the Code), and employees of employment agencies or other entities are not eligible to participate in the Plan, even if subsequently determined to have been common-law employees of the Company. On December 31, 1997, the Plan was amended (retroactively effective to January 1, 1985) to clarify in the Plan the manner in a participant's Plan account is treated if and when the Company receives notice that a domestic relations order specifying such account as a source of payment is being sought.

The outstanding units and net asset values for the Stock Fund are calculated at the end of each month by the Plan Trustee. The monthly Stock Fund units and net asset value per unit for 1998 and 1997 are as follows:

                                              Number         Net        Net Asset
For the Period Ending January 31, 1998          of          Asset         Value
  through December 31, 1998                   Units         Value       Per Unit
----------------------------------------      -------    -----------    ---------
January 31, 1998:
  Genentech Common Stock Fund                 152,403    $ 9,906,195     $65.00
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         132,110        132,110       1.00

February 28, 1998:
  Genentech Common Stock Fund                 150,103     10,141,334      67.56
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         195,138        195,138       1.00

March 31, 1998:
  Genentech Common Stock Fund                 150,203     10,579,924      70.44
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         147,872        147,872       1.00

April 30, 1998:
  Genentech Common Stock Fund                 148,827     10,306,270      69.25
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         138,514        138,514       1.00

May 31, 1998:
  Genentech Common Stock Fund                 148,734     10,262,646      69.00
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         150,138        150,138       1.00

June 30, 1998:
  Genentech Common Stock Fund                 153,534     10,421,120      67.87
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         143,867        143,867       1.00

July 31, 1998:
  Genentech Common Stock Fund                 154,647     10,680,308      69.06
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         145,858        145,858       1.00

August 31, 1998:
  Genentech Common Stock Fund                 157,407     10,388,862      66.00
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         208,248        208,248       1.00

September 30, 1998:
  Genentech Common Stock Fund                 157,715     11,335,766      71.88
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         172,605        172,605       1.00

October 31, 1998:
  Genentech Common Stock Fund                 155,715     11,153,087      71.63
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         147,364        147,364       1.00

November 30, 1998:
  Genentech Common Stock Fund                 157,215     11,014,876      70.06
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         285,773        285,773       1.00

December 31, 1998:
  Genentech Common Stock Fund                 157,505     12,555,384      79.71
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         168,969        168,969       1.00

                                              Number         Net        Net Asset
For the Period Ending January 31, 1997          of          Asset         Value
  through December 31, 1997                   Units         Value       Per Unit
----------------------------------------      -------    -----------    ---------
January 31, 1997:
  Genentech Common Stock Fund                 158,035    $ 8,672,171     $ 54.88
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         123,528        123,528        1.00

February 28, 1997:
  Genentech Common Stock Fund                 155,434      8,568,299       55.12
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         125,545        125,545        1.00

March 31, 1997:
  Genentech Common Stock Fund                 154,628      8,833,124       57.12
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         126,485        126,485        1.00

April 30, 1997:
  Genentech Common Stock Fund                 155,559      9,119,646       58.62
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         141,233        141,233        1.00

May 31, 1997:
  Genentech Common Stock Fund                 157,059      9,207,584       58.63
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         137,963        137,963        1.00

June 30, 1997:
  Genentech Common Stock Fund                 157,610      9,289,139       58.94
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         121,349        121,349        1.00

July 31, 1997:
  Genentech Common Stock Fund                 156,110      9,015,353       57.75
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         128,627        128,627        1.00

August 31, 1997:
  Genentech Common Stock Fund                 156,710      8,952,059       57.13
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         122,445        122,445        1.00

September 30, 1997:
  Genentech Common Stock Fund                 153,710      8,934,394       58.13
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         111,522        111,522        1.00

October 31, 1997:
  Genentech Common Stock Fund                 146,410      8,500,931       58.06
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                          95,885         95,885        1.00

November 30, 1997:
  Genentech Common Stock Fund                 146,896      8,575,054       58.38
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                          89,664         89,664        1.00

December 31, 1997:
  Genentech Common Stock Fund                 144,903      8,782,485       60.61
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         105,895        105,895        1.00

Subject to limitations of the Code, each participant in the Plan could elect to defer up to the lower of $10,000 or 12% in 1998; $9,500 or 12% in 1997 of his or her eligible compensation. For the plan years 1998 and 1997, each participant was required to direct the investment of his or her contributions to any of the following twelve investment funds of the Plan (or any combination thereof). Effective at the close of business on December 31, 1998, six of the following investment funds were frozen. See below for further information.

Genentech Common Stock Fund

  This fund invests primarily in the Special Common Stock of the Company, which is purchased at full market price. In addition, a small percentage of this fund (approximately 2%, although the percentage may vary over time) invests in the Fidelity Institutional Cash Portfolios: Money Market
Portfolio: Class A, (or other mutual funds or money market funds as may be agreed to by the Company and the Plan Trustee), to provide liquidity for the timely settlement of trades. The Special Common Stock of the Company does not currently pay dividends; therefore the return on this fund is largely dependent on the performance of the stock and, to a lesser degree, the interest received on the short-term investments. See above for information on the unitization of this fund.

Fidelity Magellan Fund

  The Fidelity Magellan Fund is a mutual fund managed by Fidelity Management and Research Company (FMR). The fund invests in the common stock, and securities convertible into common stock, of various types of domestic and foreign companies.

Fidelity Growth Company Fund

   The Fidelity Growth Company Fund is a mutual fund managed by FMR. It invests primarily in common stock of companies that it believes have the potential for above-average growth.

Fidelity Growth & Income Portfolio

  The Fidelity Growth & Income Portfolio is a mutual fund managed by FMR and invests primarily in securities of U.S. and foreign companies that it believes offer growth of earnings potential while paying current dividends. The Portfolio may also invest in bonds.

Fidelity Intermediate Bond Fund

  The Fidelity Intermediate Bond Fund is a mutual fund managed by FMR. The fund invests in various types of U.S. and foreign bonds, including corporate or U.S. government issues. The fund selects bonds that it considers medium- to high-quality and normally maintains an average maturity of 3 to 10 years.

Fidelity Overseas Fund

  The Fidelity Overseas Fund is a mutual fund managed by FMR. The fund invests in foreign securities including common stock and securities convertible to common stock of foreign businesses and debt instruments of foreign businesses and governments.

Fidelity Balanced Fund

  The Fidelity Balanced Fund is a mutual fund managed by FMR that invests in a broad variety of what it believes are high yielding U.S. and foreign securities. The fund maintains at least 25% of its assets in fixed income securities (bonds) and preferred stocks.

Fidelity Asset Manager, registered trademark, Fund

  The Fidelity Asset Manager Fund is a mutual fund managed by FMR. The Asset Manager Fund allocates its assets among domestic and foreign equities, bonds and short-term instruments, aiming for an investment mix of 40% stocks, 40% bonds and 20% short-term investments.

Fidelity Asset Manager: Growth Fund

  The Fidelity Asset Manager: Growth Fund, a mutual fund managed by FMR, invests in domestic and foreign stocks, bonds and short-term instruments, aiming for an investment mix of 65% stocks, 30% bonds and 5% short-term investments.

Fidelity Asset Manager: Income Fund

  The Fidelity Asset Manager: Income Fund is a mutual fund managed by FMR that invests in domestic and foreign stocks, bonds and short-term instruments, aiming for an investment mix of 20% stocks, 30% bonds and 50% short-term investments.

Fidelity Retirement Money Market Portfolio

  The Fidelity Retirement Money Market Portfolio is a mutual fund managed by FMR. It invests in what it believes are high-quality U.S. dollar-denominated money market instruments of U.S. and foreign issuers, including short-term corporate obligations and certificates of deposit.

Fidelity Spartan U.S. Equity Index Fund

  The Fidelity U.S. Equity Index Fund, a mutual fund managed by FMR, invests mostly in the common stock of a variety of the 500 companies that make up the Standard & Poor's Composite Index.

Effective October 1, 1998, the following five new mutual funds were added to the above list of investment options for participants to direct their contributions.

PIMCO Total Return Fund

  PIMCO Total Return Fund is a mutual fund managed by Pacific Investment Management Company (PIMCO). The fund invests in a variety of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of 3 to 6 years, investments may also include short- and long-maturity bonds.

MAS High Yield Portfolio

  MAS High Yield Portfolio is a portfolio managed by Miller Anderson & Sherrerd, LLP (MAS). The portfolio primarily invests in corporate bonds that are below investment grade because the underlying corporations tend to be more financially uncertain than stronger corporations or the government (these investments are often called "junk bonds"). As a result, these bonds have higher yields in return for added risk. This portfolio also carries some investment risk because bond prices go up and down with changes in interest rates.

INVESCO Total Return Fund

  The INVESCO Total Return Fund is a mutual fund managed by INVESCO Funds Group, Inc. The fund typically invests 30% in stocks and 30% in fixed and variable income securities (bonds), with the remaining 40% spread out between stocks and bonds based on business, economic and market conditions. The fund may invest in foreign securities, which may involve greater risks.

Neuberger & Berman Genesis Trust

  The Neuberger & Berman Genesis Trust is a portfolio managed by Neuberger & Berman Management Incorporated. The portfolio invests primarily in the common stock of small-cap companies. It looks for growth potential by investing in companies it believes have solid performance histories and proven management. The portfolio diversifies among many companies and industries to reduce risk.

Janus Worldwide Fund

  The Janus Worldwide Fund is a mutual fund managed by Janus Capital Corporation. The fund invests primarily in common stocks of foreign and domestic companies. The fund has the flexibility to invest on a worldwide basis, in companies and organizations of any size. The fund normally invests in issuers from at least five different countries, including the U.S.; however, the fund may at times invest in fewer than five countries or even a single country.

In addition, effective at the close of business on December 31, 1998, six of the investment funds listed above were frozen. Participants are no longer be able to direct contributions, exchange or make investments into any of the Frozen Funds; exchanges out of a Frozen Fund are permitted. The six Frozen Funds are as follows:

Fidelity Asset Manager
Fidelity Asset Manager: Growth
Fidelity Asset Manager: Income
Fidelity Balance Fund
Fidelity Intermediate Bond Fund
Fidelity Overseas Fund

Participant Loans

  Loans are made to Plan participants at fixed interest rates (presently 2% above the then-current bank prime interest rate), subject to certain restrictions, principally related to a participant's account balance, permissible loan amount, and repayment through payroll withholding. Loans are repaid through monthly payroll deductions over three or five years, or fifteen years if the purpose of the loan is to purchase a participant's principal residence.

Conditions of Withdrawal

  Distributions under the Plan are made upon a participant's death, disability, retirement or other termination of employment with the Company, attainment of age 70-1/2 (applicable only to participants who own 5% or more of the Company's stock), or authorized exercise of his or her withdrawal rights under the Plan. A participant must consent to a distribution unless he or she has attained age 62, or the balance credited to his or her account under the Plan does not exceed and has not exceeded $3,500 (or $5,000, effective beginning October 1, 1998). Distributions are made upon receipt of the participant's or beneficiary's election directing the method of distribution.

  Anytime prior to termination of employment with the Company, the Plan administration committee may grant a participant's request for a withdrawal from the participant's account if the Plan administration committee makes a determination that such withdrawal is necessary in light of the immediate and heavy financial needs of the participant and is in accordance with the requirements of the Code and regulations promulgated thereunder. In addition, a Plan participant may withdraw up to the entire balance of his or her Plan account if over age 59-1/2 at the time of withdrawal.


(2)   Summary of Significant Accounting Policies:

Investment Valuation

  Investments are stated at market value at year end. Fidelity Magellan Fund, Fidelity Growth Company Fund, Fidelity Growth & Income Portfolio, Fidelity Intermediate Bond Fund, Fidelity Overseas Fund, Fidelity Balanced Fund, Fidelity Asset Manager Fund, Fidelity Asset Manager: Growth Fund, Fidelity Asset Manager: Income Fund, Fidelity Spartan U.S. Equity Index Fund, PIMCO Total Return Fund, MAS High Yield Portfolio, INVESCO Total Return Fund, Neuberger & Berman Genesis Trust and Janus Worldwide Fund securities are valued at the last reported sales price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year end. The Fidelity Retirement Money Market Portfolio is valued on the basis of historical cost plus accrued interest that approximates fair value. Participant loans are valued at their outstanding balance which approximates fair value. See Note (1) for a description of the investment valuation of the Genentech Common Stock Fund.

Contributions

  Basic contributions are accrued and vested when deducted from employee pay; the Match is accrued and vested on the Effective Date; and qualified rollover contributions are recorded and vested when received by the Plan Trustee. Contributions are invested pursuant to participants' directions to the Plan Trustee after receipt of contributions by the Plan Trustee. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Trustee. Transfers between funds and changes in investment allocations can be made at any time, up to ten times per year, effective upon direction by the participant to the Plan Trustee.

Distributions

Distributions are recorded when paid.

Other

  All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)   Income Tax Status:

  The Internal Revenue Service (the IRS) has determined and informed the Company by letter dated September 25, 1995, that the December 21, 1984 Plan, as amended and restated, qualified in form under Section 401(a) of the Code and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code.

  Effective as of May 8, 1996, the Plan was again amended and restated. In May 1997 and December 1997, the amended and restated Plan was amended (retroactively effective to January 1, 1985). The changes made in the May 8, 1996 amendment and restatement, the May 1997 amendment and the December 1997 amendment were technical in nature, and in the opinion of the Company and its legal counsel, did not require another determination from the IRS concerning the Plan's tax exempt status.

  The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.


(4)   Related Party Transactions:

  Certain of the investment funds are managed by FMR, an affiliate of the Plan Trustee. Because of this relationship, transactions involving these funds qualify as party-in-interest transactions, as well as transactions in Genentech Special Common Stock and loans to Plan participants. However, loans granted to participants under the guidelines of the Code are exempt as prohibited transactions.


  The Plan Trustee was also the beneficial owner of 12.58% of the Company's Special Common Stock at December 31, 1998.


(5)  Assets held for investment at December 31, 1998 were as follows:

                                                     Number of
         Name of Issuer                            Shares, Units                        Fair
         and Title of Principal                     or Amount          Cost            Value
-----------------------------------------------    -------------   ------------    ------------
GENENTECH COMMON STOCK FUND

  Genentech, Inc. -
    Special Common Stock.......................          157,505   $  7,572,135    $ 12,555,384

  Fidelity Institutional Cash Portfolio:
    Money Market Fund..........................          168,969        168,969         168,969

FIDELITY MAGELLAN FUND

  Fidelity Magellan Fund.......................          484,236     39,572,310      58,505,405

FIDELITY GROWTH COMPANY FUND

  Fidelity Growth Company Fund ................          549,964     21,566,426      28,059,164

FIDELITY GROWTH & INCOME PORTFOLIO

  Fidelity Growth & Income Portfolio...........        1,216,540     36,557,028      55,766,205

FIDELITY INTERMEDIATE BOND FUND

  Fidelity Intermediate Bond Fund..............          385,766      3,934,195       3,961,821

FIDELITY OVERSEAS FUND

  Fidelity Overseas Fund ......................          181,356      5,666,305       6,525,200

FIDELITY BALANCED FUND

  Fidelity Balanced Fund ......................        1,214,618     16,691,563      19,871,145

FIDELITY ASSET MANAGER, registered trademark, FUND

  Fidelity Asset Manager Fund..................          127,938      2,170,409       2,224,841

FIDELITY ASSET MANAGER: GROWTH FUND

  Fidelity Asset Manager: Growth Fund .........          191,830      3,431,348       3,583,391

FIDELITY ASSET MANAGER: INCOME FUND

  Fidelity Asset Manager: Income Fund .........           51,257        615,507         631,492

FIDELITY RETIREMENT MONEY MARKET PORTFOLIO

  Fidelity Retirement Money Market Portfolio ..       13,989,413     13,989,413      13,989,413

FIDELITY SPARTAN U.S. EQUITY INDEX FUND

  Fidelity Spartan U.S. Equity Index Fund .....          487,934     15,173,825      21,449,600

PIMCO TOTAL RETURN FUND

  PIMCO Total Return Fund .....................           87,222        950,293         919,321

MAS HIGH YIELD PORTFOLIO

  MAS High Yield Portfolio ....................           31,755        280,743         281,349


                                    Page 19

                                                     Number of
         Name of Issuer                            Shares, Units                        Fair
         and Title of Principal                     or Amount          Cost            Value
-----------------------------------------------    -------------   ------------    ------------
NEUBERGER & BERMAN GENESIS TRUST

  Neuberger & Berman Genesis Trust.............           34,536        684,849         702,452

INVESCO TOTAL RETURN FUND

  INVESCO Total Return Fund....................           41,747      1,280,343       1,309,198

JANUS WORLDWIDE FUND

  Janus Worldwide Fund ........................           46,027      1,915,967       2,179,825

PARTICIPANT LOANS

  Loans receivable from participants ..........        4,749,358              -       4,749,358
                                                                   ------------    ------------
TOTAL INVESTMENTS .............................                    $172,221,628    $237,433,533
                                                                   ============    ============



(6)   Subsequent Event


  On June 30, 1999, the Company will redeem all of its outstanding Special
Common Stock at a price of $82.50 per share. As a result of the redemption, the Genentech Common Stock Fund will cease to exist. The proceeds from the redemption will be deposited into the Retirement Money Market Fund when they are received by the Plan Trustee on July 6, 1999. Participants may instruct the Plan Trustee to redirect the proceeds from the redemption to another investment fund after July 6, 1999. Participants may also instruct the Plan
Trustee after July 6, 1999 to change future contributions directed to the Retirement Money Market Fund to any of the other investment funds available in the Plan.
























                                   Page 20


           Report of Ernst & Young LLP, Independent Auditors



To the Participants and Plan Administration Committee of the
Genentech, Inc. Tax Reduction Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan as of December
31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974, and are not a required part of the basic financial statements.
The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                       ERNST & YOUNG LLP

San Jose, California
May 7, 1999









                                    Page 21

                                  Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                 Genentech, Inc. Tax Reduction Investment Plan
                    by Genentech, Inc., Plan Administrator




    By:   /S/LOUIS J. LAVIGNE, JR.                 Date:  June 23, 1999
          ----------------------------------

          Louis J. Lavigne, Jr.
          Executive Vice President and
          Chief Financial Officer
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan



    By:   /S/JUDITH A. HEYBOER                     Date:  June 23, 1999
          ----------------------------------

          Judith A. Heyboer
          Senior Vice President - Human Resources
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan



    By:   /S/JAMES P. PANEK                        Date:  June 23, 1999
          ----------------------------------

          James P. Panek
          Vice President - Manufacturing,
          Engineering and Facilities
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan















                                    Page 22


                                                                           SCHEDULE I

                      Genentech, Inc. Tax Reduction Investment Plan
                                       Item 27a
                     Schedule of Assets Held For Investment Purposes
                                  December 31, 1998


                                                  Description                          Current
  Identity of Issue                               of Investment         Cost            Value
----------------------------------------       -----------------    ------------    ------------
* GENENTECH COMMON STOCK FUND

  Genentech, Inc. -                               Common stock -
   Special Common Stock.................             157,505 units  $  7,572,135    $ 12,555,384

  Fidelity Institutional Cash Portfolio:          Mutual Fund -
    Money Market Fund ..................             168,969 units       168,969         168,969

* FIDELITY MAGELLAN FUND
                                                  Mutual fund -
  Fidelity Magellan Fund................             484,236 shares    39,572,310     58,505,405

* FIDELITY GROWTH COMPANY FUND
                                                  Mutual fund -
  Fidelity Growth Company Fund .........             549,964 shares    21,566,426     28,059,164

* FIDELITY GROWTH & INCOME PORTFOLIO
                                                  Mutual fund -
  Fidelity Growth & Income Portfolio ...           1,216,540 shares    36,557,028     55,766,205

* FIDELITY INTERMEDIATE BOND FUND
                                                  Mutual fund -
  Fidelity Intermediate Bond Fund ......             385,766 shares     3,934,195      3,961,821

* FIDELITY OVERSEAS FUND
                                                  Mutual fund -
  Fidelity Overseas Fund ...............             181,356 shares     5,666,305      6,525,200

* FIDELITY BALANCED FUND
                                                  Mutual fund -
  Fidelity Balanced Fund ...............           1,214,618 shares    16,691,563     19,871,145

* FIDELITY ASSET MANAGER, registered trademark, FUND
                                                  Mutual fund -
  Fidelity Asset Manager Fund...........             127,938 shares     2,170,409      2,224,841

* FIDELITY ASSET MANAGER: GROWTH FUND
                                                  Mutual fund -
  Fidelity Asset Manager: Growth Fund ..             191,830 shares     3,431,348      3,583,391

* FIDELITY ASSET MANAGER: INCOME FUND
                                                  Mutual fund -
  Fidelity Asset Manager: Income Fund ..              51,257 shares       615,507        631,492

* FIDELITY RETIREMENT MONEY MARKET PORTFOLIO
                                                  Mutual fund -
  Fidelity Retirement Money Market Portfolio      13,989,413 shares    13,989,413     13,989,413

* FIDELITY SPARTAN U.S. EQUITY INDEX FUND
                                                  Mutual fund -
  Fidelity Spartan U.S. Equity Index Fund            487,934 shares    15,173,825     21,449,600

  PIMCO TOTAL RETURN FUND
                                                  Mutual fund -
  PIMCO Total Return Fund .............               87,222 shares       950,293        919,321

  MAS HIGH YIELD PORTFOLIO
                                                  Mutual fund -
  MAS High Yield Portfolio .............              31,755 shares       280,743        281,349

                                                                   SCHEDULE I


                      Genentech, Inc. Tax Reduction Investment Plan
                                       Item 27a
                     Schedule of Assets Held For Investment Purposes
                                  December 31, 1998

                                                  Description                          Current
  Identity of Issue                               of Investment         Cost            Value
----------------------------------------       -----------------    ------------    ------------
  NEUBERGER & BERMAN GENESIS TRUST
                                                  Mutual fund -
  Neuberger & Berman Genesis Trust .....              34,536 shares       684,849        702,452

  INVESCO TOTAL RETURN FUND
                                                  Mutual fund -
  INVESCO Total Return Fund ............              41,747 shares     1,280,343      1,309,198

  JANUS WORLDWIDE FUND
                                                  Mutual fund -
  Janus Worldwide Fund .................              46,027 shares     1,915,967      2,179,825

* PARTICIPANT LOANS

  Loans receivable from participants ...               (1)                      -      4,749,358
                                                                     ------------   ------------
TOTAL INVESTMENTS ......................                             $172,221,628   $237,433,533
                                                                     ============   ============

  (1)  Maturing at various dates through 2013 at interest rates ranging from 8.00% to 12.25%.
   *   Party-in-interest.  Loans granted to participants under the guidelines of the Code are exempt as prohibited transactions.

                                                                  SCHEDULE II

                      Genentech, Inc. Tax Reduction Investment Plan
                                       Item 27d
                           Schedule of Reportable Transactions
                           For the Year ended December 31, 1998

                                   Purchases                             Sales
                         --------------------------  --------------------------------------------------
Description              Number of        Purchase   Number of                  Selling         Net
  of Asset               Transactions      Price     Transactions     Cost       Price       Gain/Loss
-------------------------------------   -----------  ------------  ----------  -----------  -----------
Fidelity
  Magellan Fund                 233     $10,297,753       211      $5,154,278  $6,552,266    $1,397,988

Fidelity Growth
  Company Fund                  227       7,431,031       207       5,150,353   6,106,341       955,988

Fidelity Growth
  & Income Portfolio            234      13,078,751       204       5,763,423   7,689,911     1,926,488

Fidelity Retirement
  Money Market Portfolio        202       8,060,864       198       6,276,592   6,276,592             -

Fidelity Spartan
  U.S. Equity Index Fund        200       8,067,475       127       1,848,176   2,405,883       557,707


Reportable transactions include any series of transactions that in the aggregate exceed five percent of the fair market value of Plan assets at the beginning of the year.  The transactions can occur on a daily basis.  These transactions represent Category (iii)
reportable transactions in accordance with Department of Labor regulations.  There were no other reportable transactions during 1998.


                 Genentech, Inc. Tax Reduction Investment Plan
                    Index of Exhibits Filed with Form 11-K
                     For the Year Ended December 31, 1998



Exhibit                                                          Sequential
Number     Description                                           Page Numbers
-------   ---------------------------------------------------    ------------

   23     Consent of Ernst & Young LLP, Independent Auditors,
          filed with this document                                    23